May 16, 2014

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2013

Filed on February 28, 2014 (the “Filing”)

File No. 001-12504

Dear Mr. Woody:

The purpose of this letter is to respond to your letter to the Company dated May 13, 2014, which responded to our letter dated May 5, 2014, which in turn responded to your letter to the Company dated April 28, 2014. For your convenience, your original comment from the May 13, 2014 letter appears below in italicized text and is followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013

Results of Operations, pages 66-78

1.                                    We have considered your response to comment one.  It appears your table of information is Non-GAAP.  Please note that a full Non-GAAP income statement is not appropriate.  Please revise future periodic filings to remove the full Non-GAAP income statement.   Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Company Response: In future periodic filings, the Company will remove the full Non-GAAP income statement.

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A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.  No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

Mr. Kevin Woody

May 16, 2014

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the response provided above. Please call me at 617-332-3990 if you have any questions or require additional information.

Sincerely,

CommonWealth REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer